UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*



                           Energy Research Corporation
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   29271E 10 0
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                                 (CUSIP Number)

                                September 9, 1997
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             (Date of Event Which Requires Filing of this Statement)


        Check the  appropriate  box to designate the rule pursuant to which this
Schedule is filed:

                           ___  Rule 13d-1(b)
                           ___  Rule 13d-1(c)
                           _X_  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 29271E 10 0                                          Page 2 of 5 Pages
---------------------                                          -----------------

1 Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

              James D. Gerson
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2   Check the Appropriate Box if a Member of a Group                     (a) __
    (See Instructions)                                                   (b) __
              N/A
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3   SEC Use Only


--------------------------------------------------------------------------------

4   Citizenship or Place of Organization

              U.S.
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                     5   Sole Voting Power

Number of                   158,133 shares, 3.8%
Shares               -----------------------------------------------------------
Beneficially         6    Shared Voting Power
Owned by
Each                        15,800 shares, 0.4%
Reporting            -----------------------------------------------------------
Person               7    Sole Dispositive Power
With
                            158,133 shares, 3.8%
                     -----------------------------------------------------------
                     8    Shared Dispositive Power

                            15,800 shares, 0.4%
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person

      210,333 shares
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10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   ____

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11  Percent of Class Represented by Amount in Row 9

      5.09%
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12  Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

Item 1.

         (a)      Name of Issuer

                  Energy Research Corporation

         (b)      Address of Issuer's Principal Executive Offices

                  3 Great Pasture Road
                  Danbury, Connecticut  06813

Item 2.

         (a)      Name of Person Filing

                  James D. Gerson

         (b)      Address of Principal Business Office or, if none, Residence

                  c/o Fahnestock and Co.
                  780 3rd Avenue
                  New York, New York  10017

         (c)      Citizenship

                  U.S.

         (d)      Title of Class of Securities

                  Common Stock, par value $.0001 per share

         (e)      CUSIP Number

                  29271E 10 0

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b)or(c), check whether the person filing is a:

        Not applicable.

Item 4. Ownership

         As of September 9, 1997, the reporting person was the "beneficial owner" (as defined in Rule 13d-3 of Regulation 13D-G under the Securities Exchange Act of 1934 (the "Exchange

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     Act") of over five  percent of the  outstanding  shares of Common Stock of
Energy Research Corporation. The following information is provided as of January 26, 1999:

         (a)      Amount beneficially owned

                  210,333 shares of Common Stock, including 36,400 shares held by the reporting person's wife as custodian for two minor children and 15,800 shares held by a private foundation, of which the reporting person is President and a Director.

                  The reporting person disclaims beneficial ownership of the 36,400 shares held by the reporting person's wife and the 15,800 shares held by the private foundation. In accordance with Rule 13d-4 under the Exchange Act, the filing of this
                  Schedule 13G shall not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the 36,400 shares held by the reporting person's wife or the 15,800 shares held by the private foundation.

         (b)      Percent of class

                  5.09% of the 4,135,873 outstanding shares of Common Stock.

         (c)      Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote

                         158,133 shares

                  (ii)   Shared power to vote or to direct the vote

                         15,800 shares

                  (iii)  Sole power to dispose or to direct the disposition of

                         158,133 shares

                  (iv)   Shared power to dispose or to direct the disposition of

                         15,800 shares

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         As described above in Item 4(a), 36,400 shares are held by the reporting person's wife as custodian for two minor children and 15,800 shares are held by a private foundation. Such shares are subject to the rights of others to receive or direct the receipt of dividends from, or proceeds from the sale of, such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certifications

         Not applicable.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     Date:  February 3, 1999


                                                     /s/ James D. Gerson
                                                     ---------------------------
                                                     James D. Gerson

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